

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Nicholas Vita
Chief Executive Officer
Columbia Care Inc.
680 Fifth Ave., 24th Floor
New York, NY 10019

> **Re: Columbia Care Inc.**
> **Form 10-12G**
> **Filed May 9, 2022**
> **File No. 000-56294**

Dear Mr. Vita:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Guttman, Esq.